Via EDGAR and Courier

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549-3561

Attention:          Ms. Cecilia Blye
Chief Office of Global Security

November 27, 2009

Re:       Deutsche Telekom AG
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 1-14540

Dear Ms.Blye:

We refer to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated November 13, 2009 addressed to Mr. René Obermann, Chairman of the Management Board of Deutsche Telekom AG (the “Company”). On behalf of the Company, we have responded to the Staff’s comments as set forth below. Please note that we have reproduced the Staff’s comments, which appear in bold, and we have responded below each comment.

General
1.
We note in the International Carrier Sales and Solutions (ICSS) section of your website that Iran and Syria are linked with your bilateral voice network. We are also aware of publicly available information that you have active roaming agreements with network operators in Cuba, Iran, Sudan, and Syria, which are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Cuba, Iran, Sudan, or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through subsidiaries, distributors, resellers, mobile virtual network operators, or other direct or indirect arrangements. Your response should describe any services that you have provided into Cuba, Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

The services that we provide into Cuba, Iran, the Sudan and Syria are described below:

●
We transfer outgoing international voice and data traffic from Germany to other carriers for termination in their networks, and we provide carrier termination and transit services for calls originated outside of Germany that are routed through our network for termination in Germany or another country. We have bilateral agreements with operators in Iran and Syria that provide for termination of traffic into those countries and traffic originating from those countries. We have no direct agreements with operators in Cuba or the Sudan to terminate traffic into those countries or from those countries. Instead, we use other carriers to terminate traffic into and from Cuba and the Sudan.

●
We have roaming agreements with network operators in Cuba, Iran, the Sudan and Syria. Roaming agreements allow our mobile customers to make and receive voice calls, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by means of using another operator’s network. The roaming agreements also allow customers of our roaming partners, including those in Cuba, Iran, the Sudan and Syria, to make and receive voice calls, send and receive data, or access other services when using our mobile networks.

●
We have entered into a global IT agreement with one of our Systems Solutions customers, a European based multinational, pursuant to which we are providing IT services (e.g., user support and network management) in Iran. We have also sold laptop computers to another Systems Solutions customer, also a European based multinational, in Iran and Syria.

●
We have in the past provided consulting services, primarily with a telecommunications focus, on a number of projects in Iran, the Sudan and Syria and are currently providing consulting services in Syria. The consulting services include project management support for civilian telecommunications network build-out, advisory support on business strategy, network technical and process audits, network acceptance testing and technical operations support.

The counterparties to our agreements regarding the termination of international voice and data traffic and our roaming agreements are telecommunications operators, which are in certain cases in Cuba, Iran, the Sudan and Syria, controlled by the governments.

We have entered into preliminary discussions to obtain an additional roaming agreement with an operator in Cuba but no agreements or launch dates have been finalized.

We do not believe that our past, current or anticipated business activities in or other contacts with Cuba, Iran, the Sudan or Syria are material in quantitative or qualitative terms and do not believe that such operations or contacts constitute a material investment risk to our security holders.

2.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Cuba, Iran, Sudan, and Syria for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. - designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

We do not believe that our past, current or anticipated business activities in or other contacts with Cuba, Iran, the Sudan or Syria are material in quantitative or qualitative terms and do not believe that such operations or contacts constitute a material investment risk to our security holders for the following reasons:

Quantitative Analysis

For the nine month period ending September 30, 2009 our consolidated revenues were EUR 48.4 billion. For the financial years ending December 31, 2008, 2007 and 2006 our consolidated revenues were EUR 61.7 billion, EUR 62.5 billion and EUR 61.3 billion, respectively.  As of September 30, 2009, December 31, 2008, 2007 and 2006 our total assets were EUR 129.3 billion, EUR 123.1 billion, EUR 120.7 billion and EUR 130.2 billion, respectively. As of September 30, 2009, December 31, 2008, 2007 and 2006 our total liabilities were EUR 87.7 billion, EUR 80.0 billion, EUR 75.4 billion and EUR 80.5 billion, respectively.

Revenues generated through business activities, as described in response to question 1 above, in Cuba, Iran, the Sudan and Syria for the nine months ending September 30, 2009 and for each of the financial years ending December 31, 2008, 2007, 2006 were less than EUR 15 million, representing less than 0.03% of our consolidated net revenue in each of those periods. Most of this revenue is derived from either international traffic termination or international roaming. The revenues derived from the outsourcing agreement were less than EUR 1 million in each of the periods and the revenues from consulting were less than EUR 3 million in each of the periods.

We have no subsidiaries, branches, employees or agents based in Cuba, Iran, the Sudan or Syria. Significantly all of the assets and liabilities associated with Cuba, Iran, the Sudan and Syria are receivables and payables directly related to the revenues generated in these countries. The total assets and liabilities associated with our business activities in Cuba, Iran, the Sudan and Syria were less than EUR 10 million in each of the periods, representing less than 0.009% of our total assets and less than 0.014 % of our total liabilities.

Due to the above-mentioned facts, we believe that the business activities in Cuba, Iran, the Sudan and Syria are quantitatively immaterial.

Qualitative Analysis

We believe that the business activities, as described under point 1 above, are also qualitatively immaterial in terms of the factors that a reasonable investor would deem important in making an investment decision, including factors that would affect our reputation or share value. Specifically, we believe that such business activities are immaterial because they represent ordinary arrangements that global providers of telecommunications services generally have with other providers all over the world. We believe that investors expect that we are able to receive and terminate traffic around the world. Almost all European telecommunications have similar networks of interconnection and roaming agreements with communications providers around the world. We provide telecommunication network connections to more than 190 countries and have roaming agreements with operators in more than 195 countries.

In addition, to the best of our knowledge, we have not experienced any negative publicity or damage to our reputation as a result of the contacts described in this letter, nor do we believe that the limited activities described in this letter would have any impact on our share price. Accordingly, we believe that these activities are not a matter of significant interest to the investing public.

In light of the foregoing, we do not believe that our contacts with Cuba, Iran, the Sudan, and Syria are either quantitatively or qualitatively material or that, in general, a reasonable investor would deem this information important in making an investment decision.

On behalf of the Company, the undersigned hereby acknowledges that:

   ●   the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

● the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much like to resolve the Staff’s comments at the earliest opportunity and, therefore respectfully request that the Staff advise us as promptly as possible if it has any further comments on our filing. Please contact me by telephone at +49 228 181 79000 or fax at +49 228 181 87009 if you have any questions regarding the matters addressed in this letter or require any additional information.

Respectfully submitted,

/s/ Dr. Guillaume Maisondieu
Dr. Guillaume Maisondieu
Chief Accounting Officer

CC:   Pradip Bhaumik (SEC – via courier)

    Larry Spirgel (SEC – via courier)

    René Obermann
    Chief Executive Officer and Chairman of the Management Board
    Deutsche Telekom AG

    Timotheus Höttges
    Chief Financial Officer
    Deutsche Telekom AG

    Manfred Balz
    Board member for Data Privacy, Legal Affairs and Compliance
    Deutsche Telekom AG

    John Palenberg, Esq.
    Cleary Gottlieb Steen & Hamilton LLP

    Holger Forst
    Ernst & Young AG Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft

    Thomas Tandetzki
    PricewaterhouseCoopers Aktiengesellschaft Wirtschaftspruefungsgesellschaft